02060666

CHB

02 DEC 17 AM 9:03

SUPPL

CHOHUNG BANK

Chohung Bank, 14,Namdaemoon-Ro 1 Ka, Chung-Ku, Seoul, Korea

Facsimile

Date : Dec.16, 2002 Number of pages : 2

To : Ms. Sandra Kinsey
Office of Int'l Corporate Finance
SEC
Tel:202-942-2990
Fax:202-942-9624

From : Gonhahk Lee
IR Dept.
Chohung Bank
Tel : 822-3700-4590
Fax : 822-3700-4923

Subject : Bank's notice of the record date announcement

File Number : 82-4506

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Ms. Sandra Kinsey

Enclosed please find the "Notice of the record date announcement."

The original copies will be forwarded to you via express mail.

Should you have any questions, please contact me at any time.

Best regards,

dlw 12/26

CHOHUNG BANK CHB

December 13, 2002

BANK'S NOTICE
OF
THE RECORD DATE ANNOUNCEMENT

I, being a duly authorized officer of Chohung Bank, notify that the record date of dividend and voting for the Annual General Meeting of Shareholders for the fiscal year 2002 is December 31, 2002.

Yarng-Won Yoon
Head of Investor Relations Dept.
Chohung Bank

C.P.O. Box 2997 · Seoul 100-629, Korea · Phone: 822-733-2000